UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 2, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Day

DISCLAIMER The information contained in this presentation may include statements which constitute forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk and uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may turn out to be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date on which they are made. 2

COMPETITIVE STRATEGY Marcelo Castelli Chief Executive Officer 1 CORPORATE GOVERNANCE & FINANCIAL STRATEGY Guilherme Cavalcanti Chief Financial Officer 2 2016 OUTLOOK Guilherme Cavalcanti Chief Financial Officer 3 PULP AND PAPER MARKET Henri Philippe Van Keer Chief Commercial Officer 4 AGENDA 3

AGENDA CORPORATE GOVERNANCE & FINANCIAL STRATEGY Guilherme Cavalcanti Chief Financial Officer 2 2016 OUTLOOK Guilherme Cavalcanti Chief Financial Officer 3 PULP AND PAPER MARKET Henri Philippe Van Keer Chief Commercial Officer 4 Marcelo Castelli Chief Executive Officer 1 COMPETITIVE STRATEGY 4

Results were achieved with continuous improvement, operational excellence 5 * Excludes Conpacel ** IPCA index considered to calculate the inflation effect Historical Value Inflation Effect** Historical Value Inflation Effect** +4% -14% -21% Production Volume (000 t) Best Practices and Operating Stability Cash Cost (R$/ton) SG&A (R$ million) Structure and Process Simplification EBITDA (R$ million) - EBITDA Margin (%) 5 448 471 473 505 519 570 660 655 618 623 605 2010* 2011 2012 2013 2014 3Q15 LTM 5,054 5,184 5,299 5,259 5,274 5,268 2010* 2011 2012 2013 2014 3Q15 LTM 594 605 584 648 651 692 875 842 763 800 758 2010* 2011 2012 2013 2014 3Q15 LTM 2,526 1,964 2,253 2,796 2,791 4,620 2010* 2011 2012 2013 2014 3Q15 LTM 40% 34% 36% 40% 39% 51%

WITHOUT JEOPARDIZING CREDIT METRICS & and now, Fibria is able to create value for its shareholders with capital discipline FREE CASH FLOW INDUSTRY CONSOLIDATION PULP Growth with discipline Best portfolio of projects DIVIDENDS BIO-Business Portocel Land and forest & & 6

Fibria’s strategy at a glance 7 IMMEDIATE SHORT TERM MEDIUM TERM LONG TERMS Profitability Operational Excellence Modernization Financial Discipline Biotechnology Solid Governance Growth Forest Base Formation - Sustainability Organic Growth Transparency Consolidation High Performance Culture Diversification Bio Strategy Logistics Organizational Climate Real Estate Options H2 Operational Excellence Financial Discipline Solid Governance Sustainability Transparency High Performance Culture Organizational Climate

Fibria’s strategy at a glance 8 IMMEDIATE SHORT TERM MEDIUM TERM LONG TERMS Profitability Operational Excellence Modernization Financial Discipline Biotechnology Solid Governance Growth Forest Base Formation - Sustainability Organic Growth Transparency Consolidation High Performance Culture Diversification Bio Strategy Logistics Organizational Climate Real Estate Options H2 Operational Excellence Financial Discipline Solid Governance Sustainability Transparency High Performance Culture Organizational Climate

Structural competitiveness Third-party wood reduction Forestry operations productivity Industrial NPV: R$1.4 billion NPV: R$2.0 billion NPV: R$0.5 million Total : R$3.9 billion 9

1. Third-party wood reduction Wood supply recovering to normal condition Peaking in 2016; Returning to 2012’s levels by the end of 2017; NPV of R$1.4 billion from peak to normalized level. Estimated level for 2015 Third-party wood decrease will benefit opex and capex 10 0% 20% 40% 60% 80% 100% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

Most part of the standing wood was already paid Despite the higher forest to mill distance, the wood from Losango is less expensive than the available wood from around Espírito Santo and Bahia States Positive impact over industrial costs due to better productivity 11 1. Third-party wood reduction Losango

The distribution costs by classes helps us to apply resources in order to optimize wood production 2. Forestry operations productivity CLASSIFYING THE FOREST BASE BY CATEGORIES 12 Structural change improving competitiveness 10% 20% 40% 20% 10% 10% 36% 33% 15% 6% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 01 - Diamond 02 - Gold 03 - Silver 04 - Bronze 05 - Lead Current effective area Future effective area

Possible Restrictions Declivity 0: Higher than 35° 1: Btw 24°and 35° 2: Btw 0° and 24° Conservation Areas 0: Within CAs(1) 1: Within EPA(2) and EBZ(3) 2: Out of EPAs and EBZ Municipal Restrictions 0: Total restrictions 1: Partial restrictions 2: No restrictions EPA Altitude 0: Higher than 1800m 1: Lower than 1800m Urban Zones 0: Urban Zones 1: Outside urban areas Remnants of native vegetation 0: Remnants areas 1: Outside remnants areas Possible Impediments Possible combinations X 0, 1 and 2, removed; 4 e 8, high potential Conservation Areas Envionmental Protection Areas Environmental Buffer Zones 13 2. Forestry operations productivity Identifying opportunities based on these combinations

Roads Transportation Silviculture Harvest 14 2. Forestry operations productivity Cost and Capex KPI’s were also included in this geo-model

Mixed Harvest Mechanization (Hilly areas) 2. Forestry operations productivity Mixed cutting operation with high demand for MO and high risk to safety; Harvest limitations in areas above 24 degrees; Increase annual capacity to harvest in areas up to 35 degrees , previously "locked up" by harvesting capacity of manual staff; NPV: R$71 million Capex: R$5 million Operational since Aug 2015 PROJECT DESCRIPTION (JACAREÍ UNIT) 15 Harvest

PIFF Freight cost reduction; Increased load box for timber/woodchip transport Use of lightweight steel; Operational risk reduction (flipping); Investment: R$33 million NPV: R$139 million Startup: 2015 / 2016 PROJECT DESCRIPTION (ARACRUZ, JACAREÍ AND TRÊS LAGOAS UNITS) Timber transportation Woodchip transportation 16 2. Forestry operations productivity Transportation

Maritime Wood Shipping Project Capex and Opex reduction; Increase in cargo handling due to increase in stack height volume Reduction in heavy truck road traffic Capex: R$38 million NPV: R$95 million Startup: Jan/2017 PROJECT DESCRIPTION (ARACRUZ UNIT) 17 2. Forestry operations productivity Transportation

2. Structural change in forestry operations productivity Structural cost reduction of R$170 million per year (Capex + Opex) in 2020; NPV of approximately R$2 billion Seek opportunities for purchase / lease of more attractive areas, divest from unattractive land/forest, as well as the implementation of technologies that will lead us to the structural cost NPV Expected Curve 18 10% 30% 50% 70% 90% 100% 0% 20% 40% 60% 80% 100% 2015 2016 2017 2018 2019 2020

3. Industrial: maintenance downtimes schedule change Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Fibria was the first company to use the extended period benefit NPV: R$385 million 2014 2015 2016 2017 2018 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Mills Aracruz A No maintenance downtime Aracruz B No maintenance downtime Aracruz C Jacareí No maintenance downtime Três Lagoas No maintenance downtime Veracel No maintenance downtime 19

Biological Sludge Dryness Process 3. Industrial: Biological Sludge Dryer Variable cost reduction associated with the disposal of sludge operations in external landfill Capex: R$18 million NPV: R$100 million Startup: Dec./2016 PROJECT DESCRIPTION (JACAREÍ UNIT) 20 Operational Flow – Conditioning and biological sludge burn • 00 Effluent+Sludge Aeration Tank Biological S ludge Tank • 00 Biomass Pile Sludge Dryer Biomass Boiler Sludge drying and burn in biomass boiler

Fibria’s strategy at a glance 21 IMMEDIATE SHORT TERM MEDIUM TERM LONG TERMS Operational Excellence Profitability Operational Excellence Asset light Financial Discipline Biotechnology Solid Governance Growth Forest Base Formation - Sustainability Organic Growth Transparency Consolidation High Performance Culture Diversification Bio industry Logistics Organizational Climate Real Estate Options

Growth - Horizonte 2 Project Capacity Increase of 35% starting on 4Q17 Existing mill H2 Project Area 22

Where the competitiveness comes from Industrial plant with minimal environmental impact (emissions, consumption and waste) Highly efficient recovery boiler, maximizing electricity generation Concept sized for future biorefinery More modern processes for wood use improvement High-yield automated nursery Integrated management Steering Committee with vast pulp sector experience Timing: favorable market conditions for plant acquisition/construction Economic recession Currency devaluation Brownfield: synergies with existing facilities and operations Access to wood: certified forest base with 95 km forest-to-mill distance Energy: 120 MWh surplus TECHNOLOGY AND INNOVATION MANAGEMENT COMPETITIVENESS 23

Headcount synergy, by department Engineering Industrial Procurement Commercial Logistics Forestry Others (1) Full synergy Strong synergy Little synergy Brownfield: synergies with existing facilities and operations Fixed cost dilution (1) Accounting, Legal, HR, R&D, Environmental, GRC, IT and Communication departments. 24

Outbound logistics Ports Highways Railroads Waterways Data Collection / Preliminary Analysis Logistics Costs Opex - Rates Capex Qualitative Modal conditions Analysis Mato Grosso Mato Grosso do Sul Goiás Brasilia 25

Growth from consolidation present challenges, but benefits are undisputed CHALLENGES Strategic motivation Timing of the other party Relative valuation Corporate Governance BENEFITS Huge potential synergies Market and client portfolio consolidation Rationalization new project pipeline GROWTH FROM CONSOLIDATION IS A KEY DRIVER OF VALUE CREATION 26

Pulp Supply Agreement: Puma Project Pulp Supply Agreement: Pulp volumes: Minimum of 900 kt of hardwood for the first 4 years 75% of 900 kt for the fifth year (phase out 1) 50% of 900 kt for the sixth year (phase out 2) Selling price based on the average net price charged by Fibria at the Port of Paranaguá (FOB Paranaguá) Sales destination: Globally, except for South America Operational startup: Mar/2016 Agreement benefits: Puma Project Mutual value creation, with better servicing for both Companies customer’s base Logistics and commercial structure synergies; Ensure sales volumes; Ensure pulp market access with Klabin brand. Logistics and commercial optimization and synergies; Support customers’ growth and enhance customers’ needs; Potential development of new customers. 27

CLIMATE CHANGE: HOW HAS FIBRIA APPROACHED THIS ISSUE? 28

CLIMATE CHANGE - an overview Global warming is an unequivocal fact Concentrations of CO2 have increased 40% since pre-industrial times There is a clear human impact on the climate 29

WATER TABLE TREE TRANSPIRATION SOIL EROSION CARBON BALANCE CREEK FLOW (RUN-OFF) 22 years of R&D: understanding the basics Watershed studies: water, carbon and nutrients cycles 30

Risk Mitigation Actions: Tree Improvement Ex.: CLONAL TEST IN MONTEZUMA MG (650 mm of rainfall per year) Clone A Clone B Clone IMA m3/ha.yr A 43.6 B 40.3 C 39.7 D 39.5 E 38.1 F 37.3 G 37.1 H 34.8 5 years old 31

Long term goals: expressive gains in forest productivity 32

Water Cycle on Industrial Operations Fibria returns about 80% of the water withdrawn from the river as treated effluent As a result, water consumption varies between 4.8 m³/adt and 6.7 m³/adt, depending on the mill High efficiency in the use of water – water withdrawn is below the BAT of IPPC (Integrated Pollution Prevention and Control), which is in the range of 30-50 m³/adt Pulp production 20% Water body (rivers) returns as treated effluent Evaporation 18.5% Pulp – final product 1.5% Recirculation (between 3.5 and 5.0 times) Water withdrawn 24.2 m³/adt – 33.6m³/adt 80% Water consumption – 4.8 m³/adt – 6.7 m³/adt 33

Corporate Governance & Financial Strategy Guilherme Cavalcanti – CFO 34

(1) Before expansion capex Key Messages - 3Q15 Double digit ROE: 18% Annualizing 3Q15 data: 32% Free Cash Flow: 3Q15 LTM – R$2.1 billion(1) 3Q15 – R$1.1 billion Growth: brownfield capacity increase of +35% Dividends: 7% yield Rating: Investment Grade by all rating agencies Net debt / EBTIDA (US$): 1.58x Corporate Governance: Novo Mercado (BM&F Bovespa/ADR level III) Highest daily volume traded among Latin American Peers Sustainability: listed at the Dow Jones Sustainability EM Index and BM&Fbovespa’s Corporate Sustainability Index (ISE) 35

(1) Controlling group (2) Free Float 41.44% + Treasury 0.06% Votorantim Industrial S.A. (1) 29.42% BNDES Participações (1) 29.08% Free Float (2) 41.50% Shareholder Structure and Corporate Governance Only 1 class of shares 100% voting rights 100% tag along rights (Brazilian corporate law establishes 80%) Board of Directors with minimum 20% independent members Financial Statements in International Standards – IFRS Adoption of Arbitration Chamber SEC Registered ADR Level III program Listed on Novo Mercado, highest level at BM&FBovespa: Policies approved by the Board of Directors: Fiscal Council Board of Directors 20% independent members Role of CEO and chairman is split Personnel and Remuneration Committee Statutory Audit Committee Finance Committee Sustainability Committee Innovation Committee 30% independent members 100% independent members 50% independent members 45% independent members - General Meeting Indebtedness and Liquidity Market Risk Management Risk Management Corporate Governance Related Parties Transactions Anti-Corruption Information Disclosure Securities Trading Antitrust Genetically Modified Eucalyptus Dividend Policy NEW 36

Highest Average Daily Traded Volume (ADTV) among LATAM Peers From November 1, 2014 to October 30, 2015 Average Daily Traded Volume from FIBR3 + FBR ADTV (R$ million) – LTM(1) 37 131 83 59 14 10 Fibria(2) Peer 1 Peer 2 Peer 3 Peer 4

LTM 3Q15 Highlights Adjusted EBITDA – CAPEX – Net Interest – Taxes International accounting standards for biological assets. Adjusted EBITDA – CAPEX – Taxes 1.67 Average FX 1.95 2.16 2.35 3.01 3.54 1.67 Average FX 1.95 2.16 2.35 3.01 3.54 ROE = Adjusted EBIT(1)/ Equity before IAS 41(2) ROIC = Adjusted EBIT(3)/ Invested Capital before IAS 41(2) 38 0.8% 4.4% 7.1% 5.4% 17.8% 31.7% 2011 2012 2013 2014 LTM 3Q15 Annualized 3Q15 2.9% 6.8% 9.1% 7.6% 17.7% 29.4% 2011 2012 2013 2014 LTM 3Q15 Annualized 3Q15

Even more competitive cash production cost w/ H2 BHKP (US$/t) Source: Hawkins Wright (Price Forecast October 2015) and Fibria’s 3Q15 Earnings Release - FX considered by the consultant at R$/US$3.86. H2 cash cost was estimated according to weighted average cost, after mill balance, converted at R$3.86. Includes energy sales. Interest Capex SG&A Income Tax Working capital release: US$10/t 1,825 1,460 1,035 2,200 4,645 3,470 14,045 Total: 28,680 BHKP capacity (000’ t) 39 447 421 338 358 280 279 174 171 151 68 86 102 25 60 47 58 49 515 507 440 383 340 326 232 35 1 83 13 342 China USA Canada Iberia Chile/Uruguay Indonesia Brazil Fibria 3Q15 Fibria w/ H2 Cash Cost (US$/t) Delivery CIF Europe

(2) (1) Excludes Conpacel (2) 2015 market consensus (3) According to Focus Report (Brazilian Central Bank – November 20, 2015) Exchange Rate Average (R$/US$) EBITDA Margin EBITDA (R$ million) Fibria net pulp price (US$/t) Fibria net pulp price (R$/t) Each 5% depreciation of the Real increases EBITDA by around R$403 m (11%) and FCF by R$482 m (45%) Market Consensus(2) 40 1,522 2,526 1,964 2,253 2,796 2,791 4,620 1,551 2009(1) 2010(1) 2011 2012 2013 2014 LTM 3Q15 3Q15 2.00 1.76 1.67 1.95 2.16 2.35 3.01 3.39 (3) 456 670 639 581 610 572 573 584 29% 40% 34% 36% 40% 39% 51% 56% 912 1,179 1,067 1,133 1,311 1,344 1,725 1,980

Each 5% depreciation of the Real increases EBITDA by around R$403 m (11%) and FCF by R$482 m (45%)

5th FibriaDay New York 2015



Exchange Rate Average (R$/US$)
2.00
1.76
1.67
1.95
2.16
2.35
3.01
3.39(3)
Fibria net pulp price (US$/t)
456
670
639
581
610
572
573
584(2)
Market Consensus(2)
Fibria net pulp price (R$/t)
912
1,179
1,067
1,133
1,311
1,344
1,725
1,980
EBITDA Margin
29%
40%
34%
36%
40%
39%
51%
56%
EBITDA (R$ million)
1,522
2,526
1,964
2,253
2,796
2,791
4,620
1,551
2009(1)
2010(1)
2011
2012
2013
2014
LTM 3Q15
3Q15

(1) Excludes Conpacel | (2) 2015 market consensus | (3) According to Focus Report (Brazilian Central Bank – November 20, 2015)

40

The only commodity with lower volatility than FX Since 2009 Updated on Nov, 26th HISTORICAL VOLATILITY OF COMMODITIES (US$) 42 35% 35% 34% 27% 26% 24% 24% 24% 16% 14% 6% WTI Crude Oil Sugar Nickel Copper Soy Iron Ore LME Metals Ibovespa Cattle FX FOEX PIX BHKP

In the last 15 years, pulp volatility has been just 8%...why? Market price closer to producer’s marginal cost The marginal cost producers are based in Europe and North America Flattish industry cost curve Higher flexibility to adjust supply side during imbalanced market Lower dependency on Asian market (~25%) compared to hard commodities (70%+) Market end users are linked to consumer goods, such as tissue Incipient pulp price futures market and low liquidity Source: Bloomberg – November 26, 2015 43 0 40 80 120 160 Dec-99 May-00 Oct-00 Mar-01 Aug-01 Jan-02 Jun-02 Nov-02 Apr-03 Sep-03 Feb-04 Jul-04 Dec-04 May-05 Oct-05 Mar-06 Aug-06 Jan-07 Jun-07 Nov-07 Apr-08 Sep-08 Feb-09 Jul-09 Dec-09 May-10 Oct-10 Mar-11 Aug-11 Jan-12 Jun-12 Nov-12 Apr-13 Sep-13 Feb-14 Jul-14 Dec-14 May-15 Oct-15 BHKP - FOEX Europe (base 100) CPI (base 100)

123 201 73 64 32 Source: Bloomberg – November 26, 2015 Low volatility of hardwood pulp price, even though new capacities have come on stream during the period. Lowest volatility among commodities 44 100 = January 1, 2012 44 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200 210 220 230 Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12 Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jan-14 Feb-14 Mar-14 Apr-14 May-14 Jun-14 Jul-14 Aug-14 Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Iron Ore Soy Bean Crude Oil Sugar BHKP - FOEX Europe Exchange Rate (R$/US$)

Project H2 financials UNIT R$ US$ Pulp production/year k tons 1,850 1,850 Expansion capex(1) $ billion 8.7 2.2 Expansion capex(1) $/t 4,702 1,189 Sustaining capex(2) $/t 193 48 Cash cost(3) $/t 341 85 Energy surplus MWh 120 120 (1) Includes chemical leasing and investments in order to increase capacity to 1,850 kt/year. (2) Estimated sustaining capex in perpetuity considering capacity of 1,850 kt/year. (3) Estimated weighted average cost, after mill balance. Includes energy sales. 45

Expansion CAPEX update From US$2.5 bi to US$2.2 bi 46 72% 26% 2% 72% 19% 9% FX and inflation partially offset by the negotiation with suppliers CAPEX (R$ billion) Timetable 2.5 bn 2.2 bn USD 46 2.0 1.7 0.2 0.8 7.7 8.7 Original Revised BRL EUR USD and others 3% 60% 33% 3% 1% 2015 2016 2017 2018 2019 and thereafter

Funding 47 Amortization Schedule – 3Q15 Proforma with TLS II – US$ million 3Q15 3Q15 + H2 Average Cost (US$ p.a) Average Maturity (years) 3.3% 4.3 2.8% 5.0 Cost and maturity: Debt FX 3Q15: 3.9729 / FX considering new funding for the TLS II Project: 3.90 Cash on hands: US$ 994 million H2 2.0% 6.3 revolver Cash (2) 494 742 1,236 Liquidity Capex H2 66 1.320 726 66 22 104 204 321 576 1,111 481 673 139 119 715 115 103 45 13 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 BNDES Bond PPE NCE ACC/ACE

One of the best performances among Brazilian corporate issuers(1) (1) Gspread on November 25, 2015 BBB- BBB- Baa3 Obtaining of Investment Grade from the three Rating agencies 48 326 333 348 356 363 412 526 550 678 746 Fibria BRF Embraer Globopar Brazil Klabin Vale Braskem Gerdau Petrobras

Extraordinary Dividend of R$2 billion approved TIMELINE: Record date: Nov 30th Payment dates: BM&FBovespa: Dec. 9, 2015. NYSE: Dec. 16, 2015. Dividend yield* = 7% * Considering dividend of R$149 million paid in May and the proposed payment of R$2 billion on Market Cap. on September 30th, 2015. DRIVERS Strong cash generation Cash position above minimum cash Low leverage level Low average cost of debt Funding status of Horizonte 2 project Capital discipline 49

Fibria’s structural fundamentals drive the leading return metrics Less volatile commodity in US$ Costs in BRL The highest forest productivity worldwide Operational excellence Unique customer base with steady sales volumes through long-term contracts Low cost of debt Strong corporate governance High ROE/ROIC in the long-term 50

2016 OUTLOOK Guilherme Cavalcanti – CFO 51

Management Initiatives External Factors Capex Fibria, except H2 Project – R$ million Converted by 3Q15 LTM FX - USD/BRL 3.01 Converted by 3Q15 end of period FX - USD/BRL 3.97 Subject to board approval USD571 M(1) USD584 M(1) USD516 M(2) -12% 52 1,720 1,764 2,050 (3) 2015 Guidance FX ? Inflation Capex reduction 2015 Guidance Update Trucks Purchase (2nd phase) Higher non- recurring sustaining investments Higher investments in other modernization projects Higher third part wood participation ? FX Inflation 2016 Guidance

Capex Fibria, except H2 Project – R$ million USD516 M(1) USD424 M(1) USD406 M(1) Converted by 3Q15 end of period FX - USD/BRL 3.97 Subject to board approval Forestry operations productivity increase 53 2,050 (2) 1,682 1,613 2016 Guidance Modernization Industrial Maintenance / Forest equipment Losango Higher Spending on turbogenerator overhaul in 2016 Wood Purchase Structural Capex Estructural Wood Cost Reduction Structural Capex

Capex Fibria, except H2 Project – R$ million USD406 M(2) USD482 M(1) Converted by 3Q15 LTM FX - USD/BRL 3.01 Converted by 3Q15 end of period FX - USD/BRL 3.97 -16% 54 Forestry Operations Productivity Increase 1,450 1,682 1,613 Structural Capex (as shown last year) Inflation and ? FX Structural Capex Estructural Wood Cost Reduction Structural Capex

PULP MARKET UPDATE HENRI PHILIPPE – COMMERCIAL OFFICER 55

The “better than expected scenario” has been again a reality in 2015 BHKP CAPACITY CHANGES EXPECTED SCENARIO FOR 2015 IN DEC’14 YEAR-TO-DATE SCENARIO IN 2015 *Based on annual closures average (400,000 to 800,000 t/yr) **Source: PPPC Outlook for Eucalyptus Market Pulp December 2014 **Source: Fibria estimates based on PPPC Market Pulp World 20 (BEKP 9M15: + 1.105 kt ) 56 1095 - 315 - 65 115 85 30 200 750 265 750 400 BEKP demand growth** Net Possible closures* Ence Huelva April Rizhao Sappi Cloquet Old Town (Expera) Portucel Cacia Eldorado CMPC Guaiba II Oji Nantong Montes del Plata Suzano Maranhão - 400 to - 800 1,415 to 1,815 1500 1450 - 385 - 315 - 190 115 40 40 30 200 500 265 750 400 Estimated BEKP demand growth** Net Unexpected Downtimes Ence Huelva April Rizhao Sappi Cloquet Ence Navia Old Town (Expera) Portucel Cacia Eldorado CMPC Guaiba II Oji Nantong Montes del Plata Suzano Maranhão Indonesia , China, Uruguay and Brazil

 and so has been the price scenario BHKP Delivered to Europe (USD/t) * Average until 11/24/15 Consultants: Hawkins Wright, RISI and Brian McClay (published in the end 2014 for 2015 prices) 57 735 721 709 738 726 750 781 804 808 * 783 * 1Q15 2Q15 3Q15 4Q15 Annual 2015 Consultants average at the end previous year Realized PIX/FOEX price

But this time, demand has been the “good surprise” BHKP CAPACITY CHANGES EXPECTED SCENARIO FOR 2015 IN DEC’14 YEAR-TO-DATE SCENARIO IN 2015 *Based on annual closures average (400,000 to 800,000 t/yr) **Source: PPPC Outlook for Eucalyptus Market Pulp December 2014 **Source: Fibria estimates based on PPPC Market Pulp World 20 (BEKP 9M15: + 1.105 kt ) 58 1095 - 315 - 65 115 85 30 200 750 265 750 400 BEKP demand growth** Net Possible closures* Ence Huelva April Rizhao Sappi Cloquet Old Town (Expera) Portucel Cacia Eldorado CMPC Guaiba II Oji Nantong Montes del Plata Suzano Maranhão - 400 to - 800 1,415 to 1,815 1500 1450 - 385 - 315 - 190 115 40 40 30 200 500 265 750 400 Estimated BEKP demand growth** Net Unexpected Downtimes Ence Huelva April Rizhao Sappi Cloquet Ence Navia Old Town (Expera) Portucel Cacia Eldorado CMPC Guaiba II Oji Nantong Montes del Plata Suzano Maranhão Indonesia , China, Uruguay and Brazil

A good demand from all major markets Hardwood and Eucalyptus Shipments (000 t and % change 9 months 2015 vs. 2014) Source: PPPC World 20 59 6.8% - 2.4% 3.6% 21.7% 5.9% 8.6% 5.8% 5.0% 19.2% 6.9% -200 0 200 400 600 800 1,000 1,200 Global NA WE China Rest of the world BHKP BEKP

Good worldwide macroeconomics are the key drivers Real GDP % Annual Growth Source: International Monetary Fund, World Economic Outlook Database, October 2015 60 3.4 - 0.8 2.2 7.7 3.3 - 0.3 1.5 7.7 3.4 0.9 2.4 7.3 3.1 1.5 2.6 6.8 3.6 1.6 2.8 6.3 World Euro Area USA China 2012 2013 2014 2015 2016

But the special focus is on Europe Real GDP % Annual Growth Source: International Monetary Fund, World Economic Outlook Database, October 2015 61 3.4 - 0.8 2.2 7.7 3.3 - 0.3 1.5 7.7 3.4 0.9 2.4 7.3 3.1 1.5 2.6 6.8 3.6 1.6 2.8 6.3 World Euro Area USA China 2012 2013 2014 2015 2016

Hardwood and Eucalyptus Shipments (000 t and % annual growth and YTD) *YTD: 9M15 vs. 9M14 Source: PPPC World 20 But the special focus is on Europe 62 - 0.3% - 0.8% 3.3% 3.7% - 0.8% - 0.6% 6.0% 5.0% -200 0 200 400 2012 2013 2014 YTD 2015* BHKP BEKP

63 Is Europe getting back on track? Since the global financial crisis, the question of whether the European scenario will get better has periodically arisen. The latest economic data shows improvement and for this reason the surveys, markets forecasts and even the ECB perception become more optimistic: Eurozone PMI stabilizing above 52 Unemployment rates decreasing.

Eurozone indicators are improving EUROZONE PMIS EUROZONE UNEMPLOYMENT RATE Source: Bloomberg/Markit and Eurostat 64 42 44 46 48 50 52 54 56 2013 2014 2015 PMI Manufacturing PMI Services 0 2 4 6 8 10 12 14 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

Despite the slowdown, China has posted phenomenal growth in nominal GDP Chinese Nominal GDP Growth (US$ billion, y-o-y growth) Source: International Monetary Fund, World Economic Outlook Database, October 2015 65 E 0 200 400 600 800 1000 1200 2012 2013 2014 2015

66 China: Recent Plenum meeting reinforced plan to increase share of consumption in GDP growth Double 2010 GDP by 2020 Increasing share of consumption in GDP growth, with the development of: “Lifestyle-related businesses“: retail, health, travel and sports segments. Service sectors related to families and the elderly, culture, law, accommodation and catering as well as education and training. End of the one-child policy and the introduction of a two-child policy More rapid urbanization growth Poverty reduction in rural areas Green and sustainable development Agriculture modernization Industrial structure upgrade Policy priorities emphasized by the 13th Five Year Plan: Growth based on sustainable and consumption-led development: Positive impact for the pulp & paper industry

So, what can we expect for 2016? BHKP CAPACITY CHANGES EXPECTED SCENARIO FOR 2016 IN NOV’15 FIBRIA’S EXPECTED SCENARIO FOR 2016 *Based on annual closures average (200,000 to 800,000 t/yr) **Source: PPPC Outlook for Eucalyptus Market Pulp May 2015 (930kt) and Fibria’s estimates Positive Supply/Demand Balance! 67 930 - 120 - 55 - 90 - 40 30 660 800 BEKP demand growth** Net Possible closures* APRIL Kerinci Verso Wickliffe Woodland Old Town (Expera) Altri Celbi Klabin CMPC Guaiba II - 400 to - 800 385 to 985 1500 1500 985 - 200 - 120 - 55 - 90 - 40 30 660 800 BEKP demand growth** Net Possible closures* APRIL Kerinci Verso Wickliffe Woodland Old Town (Expera) Altri Celbi Klabin CMPC Guaiba II

Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO